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April 25, 2014

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allergan, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-10269

Dear Mr. Rosenberg:

On behalf of Allergan, Inc. (the “Company”), we are responding to your letter dated April 24, 2014 regarding the review of the above-referenced filing. Pursuant to our firm’s discussion today with you, the Company hereby confirms that it intends to provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before May 22, 2014.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (714) 755-8197.

Very truly yours,

/s/ Michael A. Treska
Michael A. Treska of LATHAM & WATKINS LLP

cc:	Jeffrey L. Edwards, Allergan, Inc.
James Barlow, Allergan, Inc.
Marc Veale, Allergan, Inc.